Exhibit 99.1

Kornit Digital Reports Fourth Quarter and Full Year 2025 Results

Returned to revenue growth in 2025 with positive adjusted EBITDA and operating cash flow

Successful peak season drives 11% increase in full-year impressions

Ended 2025 with ~$25 million in ARR from AIC; Building a more recurring, predictable business model

Rosh-Ha`Ayin, Israel – February 11, 2026 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a global leader in sustainable, on-demand, digital fashion and textile production, today reported financial results for the fourth quarter and full year ended December 31, 2025. The results reflect Kornit’s progress in accelerating digital adoption in mass apparel production, expanding recurring revenues under the Company’s All-Inclusive Click (AIC) model, and strengthening its industry leadership position by replacing traditional screen printing with agile, on-demand digital solutions.

“The fourth quarter capped a year of disciplined execution. We returned to full-year revenue growth, achieved positive adjusted EBITDA, and generated strong operating cash flow,” said Ronen Samuel, Chief Executive Officer of Kornit Digital. “A successful peak season helped drive full year impressions growth of 11%, demonstrating higher utilization across our installed base and increased adoption of digital production for longer runs. We exited the year with approximately $25 million in Annualized Recurring Revenue (ARR) from our All-Inclusive Click (AIC) program, and $15 million in AIC revenue for the full year, underscoring accelerating customer adoption.”

Mr. Samuel concluded, “We are entering 2026 with a growing pipeline of opportunities, and better visibility for the year. We expect to unveil breakthrough innovations this year designed to expand our addressable markets, accelerate digital adoption, and enable our customers to capture new growth opportunities. Our priorities remain clear: driving incremental impressions from the screen market, expanding the AIC program, and delivering on our innovation roadmap to support growth beyond 2026.”

Fourth Quarter 2025 Results of Operations

●	Total revenue for the fourth quarter of 2025 was $58.9 million compared with $60.7 million in the prior year period.

●	GAAP gross profit margin for the fourth quarter of 2025 was 48.7% compared with 51.3% in the prior year period. On a non-GAAP basis, gross profit margin was 50.7% compared with 55.1% in the prior year period.

●	GAAP operating expenses for the fourth quarter of 2025 were $32.2 million compared with $32.3 million in the prior year period. On a non-GAAP basis, operating expenses decreased by 3.1% to $27.1 million compared with the prior year period.

●	GAAP net income for the fourth quarter of 2025 was $1.7 million, or $0.03 per diluted share, compared with net income of $2.2 million, or $0.05 per diluted share, in the prior year period.

●	Non-GAAP net income for the fourth quarter of 2025 was $8.3 million, or $0.18 per diluted share, compared with non-GAAP net income of $8.7 million, or $0.18 per diluted share in the prior year period.

●	Adjusted EBITDA for the fourth quarter of 2025 was $5.5 million compared with adjusted EBITDA of $8.4 million for the fourth quarter of 2024. Adjusted EBITDA margin for the fourth quarter of 2025 was 9.3% compared with 13.8% in the prior year period.

Full Year 2025 Results of Operations

●	Total revenue for the full year 2025 was $208.2 million compared with $203.8 million in the prior year period.

●	GAAP gross profit margin for the full year 2025 was 44.3% compared with 45.0% in the prior year period. On a non-GAAP basis, gross profit margin was 47.2% compared with 48.6% in the prior year period.

●	GAAP operating expenses for the full year 2025 were $126.8 million compared with $129.1 million in the prior year. On a non-GAAP basis, operating expenses decreased by 2.5% to $107.1 million compared with the prior year period.

●	GAAP net loss for the full year 2025 was $13.5 million, or ($0.30) per diluted share, compared with net loss of $16.8 million, or ($0.35) per diluted share, for the full year 2024.

●	Non-GAAP net income for the full year 2025 was $14.4 million, or $0.31 per diluted share, compared with non-GAAP net income of $10.1 million, or $0.20 per diluted share for the full year 2024.

●	Adjusted EBITDA for the full year 2025 was $1.5 million compared with adjusted EBITDA of $0.3 million for the full year 2024. Adjusted EBITDA margin for the full year 2025 was 0.7% compared with 0.2% for the full year 2024.

First Quarter 2026 Guidance

For the first quarter of 2026, the Company currently expects revenues to be in the range of $45 million to $49 million and an adjusted EBITDA margin between negative 10% to negative 4% of revenue.

Earnings Conference Call Information

The Company will host a conference call today, February 11, 2026, at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The toll-free Israeli number is 1 809 406 247.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 and enter confirmation code 13758004. The telephone replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on February 25, 2026. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies. The Company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries. To learn more, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “believes,” “intends,” “planned,” or other similar words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, including the Company’s AIC program, statements regarding the Company’s results of operations and financial condition, including the Company’s guidance for the first quarter of 2026, and all statements that address developments that the Company expects or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to continue to grow customer adoption of the AIC model; the development of the market for digital textile printing generally; the Company’s securities class action litigation expenses; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025. Any forward-looking statements in this press release are made as of the date hereof, and will not be updated by the Company, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph to the Company’s GAAP net income (loss), as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

Investor Contacts

Andrew G. Backman

Chief Capital Markets Officer

Andrew.Backman@kornit.com

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2025	December 31, 2024
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35,476	$35,003
Short-term bank deposit	368,446	205,934
Marketable securities	53,926	222,937
Trade receivables, net	60,796	65,459
Inventory	47,211	60,342
Other accounts receivable and prepaid expenses	29,661	25,714
Total current assets	595,516	615,389

LONG-TERM ASSETS:
Marketable securities	33,332	48,086
Deposits and other long-term assets	16,018	10,542
Severance pay fund	385	306
Property,plant and equipment, net	69,492	59,222
Operating lease right-of-use assets	17,174	19,054
Intangible assets, net	9,429	5,721
Goodwill	29,164	29,164
Total long-term assets	174,994	172,095

Total assets	770,510	787,484

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	6,059	9,019
Employees and payroll accruals	13,214	13,101
Deferred revenues and advances from customers	1,529	2,339
Operating lease liabilities	3,886	3,311
Other payables and accrued expenses	17,305	16,561
Total current liabilities	41,993	44,331

LONG-TERM LIABILITIES:
Accrued severance pay	1,155	1,051
Operating lease liabilities	14,727	15,065
Other long-term liabilities	62	138
Total long-term liabilities	15,944	16,254

SHAREHOLDERS' EQUITY	712,573	726,899

Total liabilities and shareholders' equity	$770,510	$787,484

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)

Revenues
Products	$45,674	$47,711	$156,086	$148,086
Services	13,181	12,985	52,114	55,739
Total revenues	58,855	60,696	208,200	203,825

Cost of revenues
Products	17,733	18,088	67,468	61,697
Services	12,489	11,479	48,466	50,366
Total cost of revenues	30,222	29,567	115,934	112,063

Gross profit	28,633	31,129	92,266	91,762

Operating expenses:
Research and development, net	10,297	9,781	37,731	41,578
Sales and marketing	14,559	15,200	58,722	58,413
General and administrative	7,360	7,358	30,385	29,086
Total operating expenses	32,216	32,339	126,838	129,077

Operating loss	(3,583)	(1,210)	(34,572)	(37,315)

Financial income, net	5,531	3,849	21,919	22,350
Income (loss) before taxes on income	1,948	2,639	(12,653)	(14,965)

Taxes on income	297	423	865	1,835
Net income (loss)	$1,651	$2,216	$(13,518)	$(16,800)

Basic income (loss) per share	$0.04	$0.05	$(0.30)	$(0.35)

Weighted average number of shares used in computing basic net income (loss) per share	45,103,991	47,180,390	45,244,517	47,482,820

Diluted income (loss) per share	$0.03	$0.05	$(0.30)	$(0.35)

Weighted average number of shares used in computing diluted net income (loss) per share	47,439,631	48,222,449	45,244,517	47,482,820

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenues	$58,855	$60,696	$208,200	$203,825

GAAP cost of revenues	$30,222	$29,567	$115,934	$112,063
Cost of product recorded for share-based compensation (1)	(508)	(524)	(2,095)	(2,018)
Cost of service recorded for share-based compensation (1)	(363)	(409)	(1,556)	(1,703)
Intangible assets amortization on cost of product (2)	(151)	(176)	(601)	(936)
Intangible assets amortization on cost of service (2)	(161)	(160)	(640)	(640)
Restructuring expenses (3)	-	(1,067)	(1,055)	(1,981)
Non-GAAP cost of revenues	$29,039	$27,231	$109,987	$104,785

GAAP gross profit	$28,633	$31,129	$92,266	$91,762
Gross profit adjustments	1,183	2,336	5,947	7,278
Non-GAAP gross profit	$29,816	$33,465	$98,213	$99,040

GAAP operating expenses	$32,216	$32,339	$126,838	$129,077
Share-based compensation (1)	(4,372)	(4,151)	(18,292)	(18,035)
Intangible assets amortization (2)	(74)	(88)	(297)	(350)
Restructuring expenses (3)	(633)	(105)	(1,180)	(862)
Non-GAAP operating expenses	$27,137	$27,995	$107,069	$109,830

GAAP Financial income, net	$5,531	$3,849	$21,919	$22,350
Foreign exchange income (losses) associated with ASC 842	419	(169)	2,155	388
Non-GAAP Financial income, net	$5,950	$3,680	$24,074	$22,738

GAAP Taxes on income	$297	$423	$865	$1,835
Non-GAAP Taxes on income	$297	$423	$865	$1,835

GAAP Net income (loss)	$1,651	$2,216	$(13,518)	$(16,800)
Share-based compensation (1)	5,243	5,084	21,943	21,756
Intangible assets amortization (2)	386	424	1,538	1,926
Restructuring expenses (3)	633	1,172	2,235	2,843
Foreign exchange income (losses) associated with ASC 842	419	(169)	2,155	388
Non-GAAP net income	$8,332	$8,727	$14,353	$10,113

GAAP diluted income (loss) per share	$0.03	$0.05	$(0.30)	$(0.35)

Non-GAAP diluted income per share	$0.18	$0.18	$0.31	$0.20

Weighted average number of shares

Shares used in computing GAAP diluted net income (loss) per share	47,439,631	48,222,449	45,244,517	47,482,820

Shares used in computing Non-GAAP diluted net income per share	47,439,631	49,868,143	46,136,365	49,341,794

(1) Share-based compensation
Cost of product revenues	$508	$524	$2,095	$2,018
Cost of service revenues	363	409	1,556	1,703
Research and development	1,168	1,255	4,777	5,310
Sales and marketing	1,585	1,212	6,683	6,228
General and administrative	1,619	1,684	6,832	6,497
	$5,243	$5,084	$21,943	$21,756

(2) Intangible assets amortization
Cost of product revenues	$151	$176	$601	$936
Cost of service revenues	161	160	640	640
Sales and marketing	74	88	297	350
	$386	$424	$1,538	$1,926

(3) Restructuring expenses
Cost of product revenues	$-	$818	$1,037	$1,683
Cost of service revenues	-	249	18	298
Research and development	-	-	44	235
Sales and marketing	276	-	650	190
General and administrative	357	105	486	437
	$633	$1,172	$2,235	$2,843

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities:

Net income (loss)	$1,651	$2,216	$(13,518)	$(16,800)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,190	3,313	11,897	13,047
Restructuring and other charges	856	1,172	856	1,172
Fair value of warrants deducted from revenues	-	-	-	3,273
Share-based compensation	5,243	5,084	21,943	21,756
Amortization of premium and accretion of discount on marketable securities, net	(179)	(230)	(953)	(389)
Realized loss on sale and redemption of marketable securities	-	(45)	(58)	(164)
Loss from disposal of property and Equipments	117	-	273	-
Change in operating assets and liabilities:
Trade receivables, net	3,932	8,673	4,663	28,173
Other accounts receivables and prepaid expenses	1,339	1,795	(4,540)	2,832
Inventory	1,402	2,875	9,677	3,005
Operating leases right-of-use assets and liabilities, net	456	(266)	2,117	(502)
Deposits and other long term assets	(1,744)	(674)	(5,476)	(2,333)
Trade payables	165	3,856	(3,787)	2,150
Employees and payroll accruals	992	1,020	1,980	2,456
Deferred revenues and advances from customers	(203)	798	(810)	181
Other payables and accrued expenses	(6,348)	(2,950)	236	(9,020)
Accrued severance pay, net	(232)	6	25	(52)
Other long - term liabilities	(30)	20	(76)	(60)
Net cash provided by operating activities	10,607	26,663	24,449	48,725

Cash flows from investing activities:

Purchase of property, plant and equipment and capitalized software development costs	(8,138)	(1,920)	(21,274)	(15,140)
Proceeds from (investment in) short-term bank deposits, net	(30,643)	(36,533)	(162,512)	29,666
Proceeds from sales and redemption of marketable securities	11,765	12,500	24,825	22,994
Proceeds from maturities of marketable securities	14,920	12,012	222,320	56,641
Investment in marketable securities	-	(16,772)	(60,226)	(62,673)
Net cash provided by (used in) investing activities	(12,096)	(30,713)	3,133	31,488

Cash flows from financing activities:

Exercise of employee stock options	-	594	808	716
Payments related to shares withheld for taxes	(240)	(402)	(1,867)	(1,476)
Repurchase of ordinary shares	(1,050)	(75,000)	(26,050)	(84,055)
Net cash used in financing activities	(1,290)	(74,808)	(27,109)	(84,815)

Increase (decrease) in cash and cash equivalents	(2,779)	(78,858)	473	(4,602)
Cash and cash equivalents at the beginning of the period	38,255	113,861	35,003	39,605
Cash and cash equivalents at the end of the period	$35,476	$35,003	$35,476	$35,003

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,074	247	1,074	247
Inventory transferred to be used as property and equipment	445	3,156	3,744	4,732
Property, plant and equipment transferred to be used as inventory	56	47	290	367
Lease liabilities arising from obtaining right-of-use assets	372	623	1,630	(448)

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

GAAP Revenues	$58,855	$60,696	$208,200	$203,825

GAAP Net income (loss)	1,651	2,216	(13,518)	(16,800)
Taxes on income	297	423	865	1,835
Financial income	(5,531)	(3,849)	(21,919)	(22,350)
Share-based compensation	5,243	5,084	21,943	21,756
Intangible assets amortization	386	424	1,538	1,926
Restructuring expenses	633	1,172	2,235	2,843
Non-GAAP Operating income (loss)	2,679	5,470	(8,856)	(10,790)
Depreciation	2,804	2,889	10,359	11,121
Adjusted EBITDA	$5,483	$8,359	$1,503	$331